Exhibit 99.1

ASX ANNOUNCEMENT

November 3rd, 2005

Update regarding Applera Dispute

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has previously advised the Market of its patent dispute with Applera Corporation.  On August 16th, 2005, the Company attended a third mediation conference at the United States District Court, Northern District of California, in San Francisco.  At the time, the Court ordered that all details of the mediation be filed under seal (confidentiality).

In order to keep the Court fully informed of developments in the matter, the legal counsels for GTG and Applera (collectively, the “Parties”) jointly prepared an update for the Court.   The Company has just learned that the Court has posted this document on the Court’s website as a Stipulated Revised Case Schedule and Order (the “Order”) and accordingly, this information is now publicly available.  A complete copy of the Order is attached.

In essence, the Order reveals the following:

•                      The Parties have reached a settlement in principle.

•                      A Confidential Term Sheet has been executed by the Parties and submitted to the Court.

•                      The Parties are working diligently to finalise a binding Settlement Agreement and associated documents.

•                      The Parties anticipate that these documents will be finalised and signed no later than Wednesday, November 9th, 2005 (US time).

The Company notes that the Order simply records the progress being made by the Parties in effecting a settlement of the dispute.  It is clear from the language used that a final settlement has not yet been reached.

With the release of this announcement, the Company now requests that the current trading halt be lifted.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

Executive Chairman

Genetic Technologies Limited

Telephone: +61 3 9415 1135

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987